[redacted]

10025971

SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

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SEC FILE NUMBER
8- 21426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Tryon Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Greenwood Cliff, Suite 401
(No. and Street)

Charlotte	North Carolina	28204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Vergin 704-926-2451
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

1111 Metropolitan Ave., Suite 1000	Charlotte	North Carolina	28204
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 17 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

n.a. 2/25

OATH OR AFFIRMATION

I, James R. Vergin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Tryon Securities, L.L.C., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANIS S HARRIS
NOTARY PUBLIC
MECKLENBURG COUNTY, NC

Signature

Chief Financial Officer
Title

Notary Public

My Commission Expires 7-7-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST TRYON SECURITIES, LLC

Contents

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Auditors

The Members
First Tryon Securities, L.L.C.
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of First Tryon Securities, L.L.C. (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, changes in members' capital and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Tryon Securities, L.L.C. as of December 31, 2009 and 2008, and the results of its operations, changes in members' capital and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 5, 2010

First Tryon Securities, L.L.C.

Statements of Financial Condition

Assets

	December 31, 2009		December 31, 2008	
Cash and cash equivalents	$	255,649	$	4,110,684
Cash deposited with clearing broker		50,000		50,000
Receivable - clearing broker		-		3,224,431
Marketable securities owned, at market value		25,598,151		11,202,670
Interest receivable		193,968		32,072
Property and equipment, net		297,482		293,151
Other assets		71,946		61,022
Total assets	$	26,467,196	$	18,974,030

Liabilities and Members' Capital

	2009		2008	
Securities sold not yet purchased, at market value	$	7,343,272	$	6,934,007
Payable - clearing broker		756,714		-
Accrued compensation		2,738,188		1,107,383
Other accrued expenses and liabilities		151,995		164,403
Total liabilities		10,990,169		8,205,793
Members' capital		15,477,027		10,768,237
Total liabilities and members' capital	$	26,467,196	$	18,974,030

The accompanying notes are an integral part of these financial statements

First Tryon Securities, L.L.C.

Statements of Operations

	Year Ended December 31, 2009	2008
Revenues		
Net trading revenue	$ 32,204,540	$ 13,376,750
Interest income	804,753	1,167,561
Other income	29,044	32,044
Total revenues	33,038,337	14,576,355
Operating expenses		
Compensation and benefits	13,047,584	6,215,160
Technical trading services	1,155,192	699,908
Clearance fees	581,315	320,827
Professional fees	46,829	45,614
Interest expense	100,732	509,203
Occupancy	148,225	152,107
Insurance	107,097	86,885
Depreciation	71,015	65,886
Other operating expenses	303,321	212,528
Total operating expenses	15,561,310	8,308,118
Net income	$ 17,477,027	$ 6,268,237

The accompanying notes are an integral part of these financial statements

First Tryon Securities, L.L.C.

Statements of Changes in Members' Capital
For The Years Ended December 31, 2009 and 2008

	Members' Capital
Balance, December 31, 2007	$ 8,545,264
Net income	6,268,237
Member distributions	(4,284,576)
Member contributions	239,312
Balance, December 31, 2008	10,768,237
Net income	17,477,027
Member distributions	(12,768,237)
Member contributions	-
Balance, December 31, 2009	$ 15,477,027

The accompanying notes are an integral part of these financial statements

First Tryon Securities, L.L.C.

Statements of Cash Flows

	Year Ended December 31, 2009	Year Ended December 31, 2008
Cash flows from operating activities		
Net income	$ 17,477,027	$ 6,268,237
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	71,015	65,886
Loss on sale of equipment	879	-
Decrease in cash deposited with clearing broker	-	50,000
Decrease (increase) in receivables from clearing broker	3,224,431	(3,224,431)
(Increase) decrease in marketable securities owned	(13,986,216)	21,383,873
(Increase) decrease in interest receivable	(161,896)	266,930
Increase in other assets	(10,924)	(15,912)
Increase (decrease) in payable to clearing broker	756,714	(16,641,937)
Increase (decrease) in accrued compensation	1,630,805	(142,613)
Decrease in other accrued expenses and liabilities	(12,408)	(8,521)
Net cash provided by operating activities	8,989,427	8,001,512
Cash flows from investing activities		
Purchases of property and equipment	(76,225)	(23,060)
Net cash used in investing activities	(76,225)	(23,060)
Cash flows from financing activities		
Members' distributions	(12,768,237)	(4,284,576)
Members' contributions	-	239,312
Net cash used in financing activities	(12,768,237)	(4,045,264)
Net increase in cash and cash equivalents	(3,855,035)	3,933,188
Cash and cash equivalents at beginning of year	4,110,684	177,496
Cash and cash equivalents at end of year	$ 255,649	$ 4,110,684

The accompanying notes are an integral part of these financial statements

FIRST TRYON SECURITIES, LLC

Notes to Financial Statements
December 31, 2009 and 2008

Note 1 - Nature of operations

First Tryon Securities, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's purpose of operations is to engage as a broker-dealer on a fully disclosed basis in the purchase and sale of fixed income securities primarily with other brokers, dealers and financial institutions. The Company was approved by the National Association of Securities Dealers to initiate trading operations as of October 21, 1996.

First Tryon Securities, LLC is a North Carolina limited liability company, organized on September 1, 1996 and currently operating under the fifth amended and restated operating agreement dated January 1, 2005. The Company shall continue until it is set to expire on December 31, 2046. Members are not ultimately liable for any debts, liabilities or obligations of the Company, losses of capital or losses of profits solely for acting as an equity owner and not beyond the respective capital contributions of each member. Withdrawing members' ownership interests are transferable, with no management rights, upon the lapse of the term for the Company's option to purchase same ownership interests. Ownership interests are transferable in accordance with the terms of the operating agreement.

Note 2 - Summary of significant accounting policies

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities owned

Marketable securities consist of fixed income securities and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities. Changes in the fair value from one reporting period to the next (unrealized gains and losses) are recorded as trading revenue in the accompanying statements of operations.

Property and equipment

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the assets using principally the 200% declining balance method for furniture and equipment and the straight line method for leasehold improvements. The costs of maintenance and repairs, which do not improve or extend the life of the respective asset, are expensed as incurred. The cost and accumulated depreciation and amortization of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

FIRST TRYON SECURITIES, LLC

Notes to Financial Statements
December 31, 2009 and 2008

Note 2 - Summary of significant accounting policies (continued)

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Limited liability corporations are essentially taxed as partnerships, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the Company's financial statements.

Management has evaluated the tax positions of the Company and it is the opinion of management that there are no significant uncertain tax positions that would be material to these financial statements.

Allocations and distributions to Members

Allocation of income and losses and distributions of cash are made to the members in accordance with terms of the operating agreement and amendments entered into by the members. The allocations are based on the members' ownership interests.

Note 3 - Clearing broker and related receivable

The Company currently has a clearing agreement with JP Morgan Clearing Corp. ("J.P. Morgan"), formerly Bear Stearns Securities Corp., to clear all trade transactions. The Company is required to maintain a cash deposit of $50,000 with J.P. Morgan in accordance with the terms of the clearing agreement.

The accounts maintained with J.P. Morgan are composed of funds to settle securities traded, not yet settled and proceeds from all trade transactions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared through J.P. Morgan. The accounts are also used by the Company to transfer funds to bank accounts for the administrative operations of the Company.

Note 3 - Clearing broker and related receivable (continued)

The Company has various margin accounts with J.P. Morgan and has a net payable of $756,714 in these accounts as of December 31, 2009 and a net receivable of $3,224,431 as of December 31, 2008. Securities owned by the Company are pledged as collateral for any outstanding payables, which accrue interest at a variable rate determined as described in the clearing agreement. Interest expense on the margin accounts for the years ended December 31, 2009 and 2008 was $98,918 and $502,192, respectively. The amount of margin available to the Company is based on the requirements of J.P. Morgan. If the fair value of margin securities decreases to the extent the amount of margin available is less than the amount available, a margin call would occur. As a result, the Company would be required to either pay cash or liquidate securities to the extent needed to be compliant with contractual parameters. The amount of unused margin as of December 31, 2009 and 2008 was approximately $10,862,700 and $3,898,700, respectively.

Note 4 - Marketable securities owned and securities sold, not yet purchased

The Company adopted "Fair Value Measurements," which define fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. The Company records marketable securities owned and securities sold, not yet purchased at fair value but does not expand the use of fair value in any new circumstances. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company considers that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. The Company requires fair value measurements to be separately disclosed by level within the fair value hierarchy. The Company bases fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the adopted fair value hierarchy

Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon estimates, are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company utilizes fair value measurements to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

FIRST TRYON SECURITIES, LLC

Notes to Financial Statements
December 31, 2009 and 2008

Note 4 - Marketable securities owned and securities sold, not yet purchased (continued)

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

Level 2 - Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets and valuations are based on observable market data in those markets. Level 2 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company has no Level 3 assets or liabilities at December 31, 2009 or 2008.

Marketable securities owned and securities sold, not yet purchased, at December 31, 2009 and 2008 consist of the following:

Marketable securities owned at market value:

		Fair Value Measurements at Reporting Date Using	
Description	**12/31/2009**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**
State and municipal obligations	$ 4,056,961	$ -	$ 4,056,961
Corporate bonds, debentures and notes	21,520,257	2,705,400	18,814,857
Foreign bonds	20,933	14,747	6,186
	$ 25,598,151	$ 2,720,147	$ 22,878,004
Description	**12/31/2008**		
State and municipal obligations	$ 2,010,372	$ 1,443,278	$ 567,094
Corporate bonds, debentures and notes	9,045,298	2,002,248	7,043,050
Foreign bonds	147,000	-	147,000
	$ 11,202,670	$ 3,445,526	$ 7,757,144

FIRST TRYON SECURITIES, LLC

Notes to Financial Statements
December 31, 2009 and 2008

Note 4 – Marketable securities owned and securities sold, not yet purchased (continued)

Securities sold, not yet purchased, at market value:

		Fair Value Measurements at Reporting Date Using	
Description	12/31/2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Corporate bonds, debentures and notes	$ 7,241,177	$ 909,070	$ 6,332,707
Foreign bonds	101,495	43,119	58,376
	$ 7,343,272	$ 952,189	$ 6,391,083

Description	12/31/2008		
Obligations of U.S. government agencies	$ 987,929	$ -	$ 987,929
Corporate bonds, debentures and notes	5,946,078	4,167,794	1,778,284
	$ 6,934,007	$ 4,167,794	$ 2,766,213

During the normal course of business, the Company may sell fixed income securities not yet purchased. Since the Company will eventually purchase these securities at prevailing market prices, a risk exists due to the nature of fluctuating market prices for the securities.

Note 5 - Property and equipment

Property and equipment as of December 31, 2009 and 2008 is summarized as follows:

	2009	2008
Furniture and equipment	$ 293,991	$ 243,232
Software	13,520	11,020
Leasehold Improvements	256,231	256,231
	563,742	510,483
Less: accumulated depreciation	266,260	217,332
	$ 297,482	$ 293,151

Depreciation expense for the years ended December 31, 2009 and 2008 were $71,015 and $65,886, respectively.

FIRST TRYON SECURITIES, LLC

Notes to Financial Statements
December 31, 2009 and 2008

Note 6 - Line of Credit

The Company has an operating line of credit with a bank with an approved maximum borrowing limit of $1,000,000. Interest is due monthly at prime (3.25% at December 31, 2009) with a minimum floor of 4.0%. As of December 31, 2009 and 2008, there were no outstanding amounts due under the line of credit. The line of credit expires on March 24, 2010. The line of credit agreement contains a minimal net capital covenant.

Note 7 - Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio, which agree with the Company's Focus Report as of December 31, 2009 and 2008, were as follows:

	2009	2008
Net capital	$12,754,990	$9,257,882
Net capital ratio (ratio of indebtedness to capital)	0.29 to 1	0.14 to 1

Note 8 - Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 9 - 401(k) Profit sharing plan

Effective June 15, 2000, the Company adopted its 401(k) profit sharing plan available to all employees. Participants can contribute up to 15% of their compensation and the Company may make a discretionary contribution equal to the lesser of 6% of eligible compensation or the amount deferred. The Company recognized net expense of $36,379 and $22,099 related to the 401(k) profit sharing plan for the years ended December 31, 2009 and 2008, respectively.

Note 10 - Supplemental cash flow information

Amounts paid for interest totaled $100,732 and $509,203 during 2009 and 2008, respectively.

FIRST TRYON SECURITIES, LLC

Notes to Financial Statements
December 31, 2009 and 2008

Note 11 - Operating lease

The Company leases office space from its majority member under a ten-year operating lease. Rent expense under this lease, as amended effective October 1, 2007, for the years ended December 31, 2009 and 2008 was $118,404 and $119,546, respectively. Future minimum lease payments at December 31, 2009 are as follows:

2010	$ 118,404
2011	118,404
2012	118,404
2013	118,404
2014	118,404
2015 and thereafter	$ 177,606

Note 12 - Related party transactions

In addition to the leasing arrangement discussed in Note 11, the Company also performed standard accounting and building maintenance services for the majority member. The Company was paid $20,500 and $18,000 for the services rendered in 2009 and 2008, respectively.

Note 13 - Concentrations of credit risk and other business concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates the financial condition and creditworthiness of a counterparty before making a decision to conduct business with that counterparty and on an on-going periodic basis.

Additionally, the Company places its cash and cash equivalents on deposit with North Carolina financial institutions and with J.P. Morgan. During 2008, the Federal Deposit Insurance Corporation (FDIC) temporarily increased coverage on substantially all depository accounts to $250,000 and for certain qualifying and participating non-interest bearing transactions accounts the coverage is unlimited. The increase in coverage will expire on December 31, 2013, at which time it is anticipated amounts insured by the FDIC returned to $100,000. During 2008, the Company had amounts on deposit which exceeded these insured limits. During December 2009, the Company did not have any amounts in excess of the insured limits. The balances with J.P. Morgan are not insured.

Note 14 - Subsequent events

The Company has evaluated subsequent events through February 5, 2010 in connection with the preparation of these financial statements which is the date these financial statements were issued.

ACCOMPANYING INFORMATION

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Auditors
on Accompanying Information

The Members
First Tryon Securities, L.L.C.
Charlotte, North Carolina

We have audited the accompanying financial statements of First Tryon Securities, L.L.C. as of and for the years ended December 31, 2009 and 2008 and have issued our report thereon dated February 5, 2010. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages fifteen and sixteen is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 5, 2010

Schedule 1

First Tryon Securities, L.L.C.

Computation of Net Capital and Net Capital Ratio Under Rule 15c3-1 of the Securities and Exchange Commission

	Year Ended December 31, 2009	Year Ended December 31, 2008
Members' Capital	$ 15,477,027	$ 10,768,237
Less:		
Property and equipment, net	297,482	293,151
Discount on concentrated portion	70,555	-
Specified percentage reduction in market value of securities in Company trading and investment accounts	2,281,854	1,155,982
Other nonallowable assets	72,146	61,222
	2,722,037	1,510,355
Net capital	$ 12,754,990	$ 9,257,882
Aggregate indebtedness	$ 3,646,897	$ 1,271,786
Ratio of indebtedness to net capital	0.29 to 1	0.14 to 1

Schedule 2

FIRST TRYON SECURITIES, L.L.C.

Material Inadequacies - Rule 17a-5(j)

Year ended December 31, 2009

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report on Internal Control Required by SEC Rule 17a-5

The Members
First Tryon Securities, L.L.C.
Charlotte, North Carolina

In planning and performing our audits of the financial statements of First Tryon Securities, L.L.C. (the "Company") for the years ended December 31, 2009 and 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financials statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control tat might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of the Company's member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 5, 2009

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report on Agreed-Upon Procedures Required by SEC Rule 17a-5(e)(4)

The Members
First Tryon Securities, L.L.C.
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2009, which were agreed to by First Tryon Securities, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers by reconciling adjusted amounts to the Company's trial balance noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers by recalculating adjustments, where applicable, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 5, 2010

FIRST TRYON SECURITIES, LLC

Financial Statements
and
Accompanying Information
for the Years Ended
December 31, 2009 and 2008